KOPPERS HOLDINGS INC.
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219

January 27, 2006

Via Facsimile and EDGAR Filing

Mr. Chris Edwards
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7010

Attention: Chris Edwards

Re: Koppers Holdings Inc.
       Registration Statement on Form S-1 (File No. 333-128250)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned (the “Company”) hereby request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 12:00 p.m. (Eastern Standard Time) on Tuesday, January 31, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KOPPERS HOLDINGS INC.

By: s/ Steven R. Lacy
Name: Steven R. Lacy
Title: Senior Vice President, Administration,
General Counsel and Secretary

cc:
Pamela A. Long
                Anne McConnell
                Dale Welcome
                             Securities and Exchange Commission

                William J. Whelan, III
                Jamal Haughton
                             Cravath, Swaine & Moore LLP

                Richard E. Farley
                Michael Ohler
                             Cahill Gordon & Reindel LLP